Exhibit 99.3

NORBORD INC.

FORM OF PROXY

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 6, 2020

The undersigned holder (shareholder) of common shares of NORBORD INC. (the Company) hereby appoints Peter Gordon, Chair of the Company, or, failing him, PETER WIJNBERGEN, President and CEO of the Company, or, instead of and to the exclusion of either of the foregoing, _______________________________________, with the full power of substitution, as nominee of the undersigned, to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company to be held on Wednesday, May 6, 2020, and at any postponement or adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at said meeting or such postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote as indicated below (or, if no direction is given, for the matters below):

1.	Election of Directors

VOTE FOR, OR WITHHOLD FROM VOTING FOR, election of any of the following individuals as Directors of the Company, as specified below:

	For	Withhold		For	Withhold
1 Jack Cockwell	☐	☐	6 Colleen McMorrow	☐	☐
2 Paul Gagné	☐	☐	7 Denise Nemchev	☐	☐
3 Peter Gordon	☐	☐	8 Lori Pearson	☐	☐
4 Paul Houston	☐	☐	9 Peter Wijnbergen	☐	☐
5 Marian Lawson	☐	☐

2.	Appointment of Auditors

VOTE FOR ☐ OR WITHHOLD FROM VOTING FOR ☐ the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration.

3.	Advisory Vote on Executive Compensation

on an advisory basis VOTE FOR ☐ or against ☐ the resolution accepting the Company’s approach to executive compensation.

In addition, the undersigned confers discretionary authority upon the persons named above in respect of amendments or variations to matters identified in the notice of meeting and in respect of other matters that may properly come before the meeting.

Dated:

	Name of shareholder	Signature of shareholder

This proxy is solicited on behalf of the management of the Company. Shareholders have the right to appoint a person to represent them at the meeting, other than nominees designated above, and each may exercise such right by inserting the name of his/her nominee in the blank space provided above for that purpose. If a shareholder wishes to appoint a nominee other than management, this proxy form must be completed and returned to AST Trust Company (Canada).

Proxy Notes

1.	This proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the Company.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

Voting Options

A shareholder may expedite his/her vote by using a touch-tone telephone or the Internet.

By Telephone:	To vote by telephone, call us toll-free at 1-888-489-5760. A shareholder will be prompted to provide the control number printed on this form. The telephone voting service is not available on the day of the meeting, and registered shareholders may not appoint a person as proxyholder other than the management nominees named in this form of proxy when voting by telephone.
By the Internet:	To vote by the Internet, go to www.astvotemyproxy.com and follow the on-screen instructions. Use the control number printed on this form.
By Mail or Fax:	Complete, date, sign and return this proxy form in the return envelope provided or in one addressed to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile to 416-368-2502 or toll-free 1-866-781-3111.
By E-mail:	Complete, date and sign this proxy form and send a scanned copy by e-mail to proxyvote@astfinancial.com.

This proxy will not be valid, acted upon or voted on unless it is completed as outlined herein and submitted via one of the aforementioned options by 10:00 a.m. (Toronto time) on Tuesday, May 5, 2020, and in the case of any postponement or adjournment of the meeting, not less than 24 hours before commencement of the postponed meeting or recommencement of the adjourned meeting.

REQUEST FOR FINANCIAL STATEMENTS

Under Canadian Securities Laws, as an investor, you are entitled to receive certain financial documents. If you wish to receive such material, please check the applicable boxes below.

Check where applicable:

☐ I would like to receive quarterly financial statements.

☐ I do not want to receive annual financial statements.

Check below if you would like to receive future mailings by e-mail.

☐ I would like to receive future mailings by e-mail at: ______________________________________________